Exhibit 99

United Rentals, Inc. Five Greenwich Office Park Greenwich, CT 06830 Tel: 203-622-3131 Fax: 203-622-6080 www.unitedrentals.com

UNITED RENTALS EXPECTS TO MEET OR EXCEED ITS 2004 OUTLOOK

DELAYS FORM 10-K FILING; RELEASES SELECTED UNAUDITED 2004 FINANCIAL DATA

ANNOUNCES RESTATEMENT OF PRE-2004 RESULTS TO REDUCE INCOME TAX EXPENSE

GREENWICH, Conn. – March 14, 2005 – United Rentals, Inc. (NYSE: URI) today announced that results for 2004, while not yet finalized, are expected to meet or exceed the outlook provided in the third quarter earnings release on October 20, 2004.

Unaudited Financial Highlights

•	Total revenues increased 12.7% for the fourth quarter and 8.4% for the full year 2004 to a record $3.11 billion.

•	Same-store rental revenues in the general rentals segment increased 13.1% for the fourth quarter and 10.9% for the full year.

•	Rental rates increased 7.4% for the fourth quarter and 7.5% for the full year.

•	Cash flow from operations was $761 million for the full year.

•	Free cash flow was $385 million after total rental and non-rental capital expenditures of $635 million.

•	The total cash balance at December 31, 2004 was $302 million, an increase of $223 million from 2003.

•	The company determined, in the course of Sarbanes-Oxley testing, that the provision for income taxes was higher than required for periods prior to 2004; the company will restate pre-2004 results to reduce the provision for income taxes by a total of approximately $25 million.

Selected Business Highlights and Unaudited Financial Data

The company will delay finalizing its 2004 results and filing its Report on Form 10-K to allow additional time to review matters relating to the previously announced SEC fact-finding inquiry. The company believes this delay will extend beyond the Form 10-K due date, including the 15-day extension period. This delay will also give the company time to complete work on the income tax restatement and its evaluation and testing of internal controls and other items described below. The selected financial data and 2004 outlook provided in this press release are unaudited and subject to change based on completion of the audit or the outcome of the SEC inquiry or internal review. This data should not be viewed as a substitute for full financial statements or as a measure of the company’s performance.

Total revenues for the fourth quarter of 2004 were $836.4 million, an increase of 12.7% compared with $742.2 million for the fourth quarter of 2003. Dollar utilization for the fourth quarter of 2004 was 62.9%, an increase of 4.6 percentage points from the fourth quarter of 2003. The size of the rental fleet, as measured by the original equipment cost, increased to $3.7 billion at December 31, 2004 from $3.5 billion at December 31, 2003. The age of the rental fleet was 40 months at the end of 2004 and 2003.

Total revenues for the full year 2004 were $3.11 billion, an increase of 8.4% compared with $2.87 billion for 2003. Dollar utilization for the full year 2004 was 60.1%, an increase of 3.0 percentage points from the prior year.

Cash flow from operations was $761.0 million for the full year 2004 and proceeds from rental equipment sales were $235.2 million. Total capital expenditures were $634.6 million in 2004 compared with $377.9 million in 2003. After capital expenditures, free cash flow was $385.1 million for the full year 2004 compared with $145.7 million for the full year 2003.

General Rentals Segment

The general rentals segment includes the rental of more than 600 types of construction, aerial, industrial and homeowner equipment as well as related sales and service. General rentals segment revenues were 92% of total revenues for the full year 2004.

Fourth quarter 2004 revenues for the general rentals segment were $771.7 million, an increase of 15.7% compared with $667.3 million for the fourth quarter of 2003. Rental rates for the fourth quarter of 2004 increased 7.4% and same-store rental revenues increased 13.1% from the fourth quarter of 2003. Rental revenues generated by sharing equipment among branches were 12.6% of segment rental revenues for the fourth quarter of 2004 compared with 12.1% for the fourth quarter of 2003.

Full year 2004 revenues for the general rentals segment were $2.85 billion, an increase of 12.4% compared with $2.54 billion for 2003. Rental rates for the full year 2004 increased 7.5% and same-store rental revenues increased 10.9% from 2003. Rental revenues generated by sharing equipment among branches were 11.8% of segment rental revenues for the full year 2004 compared with 11.5% for the full year 2003.

Traffic Control Segment

The traffic control segment includes the rental of equipment for controlling traffic as well as related services and activities. Traffic control segment revenues were 8% of total revenues for the full year 2004.

Fourth quarter 2004 revenues for the traffic control segment were $64.7 million compared with $74.9 million for the fourth quarter of 2003, a decline of $10.2 million or 13.6%.

Full year 2004 revenues for the traffic control segment were $254.9 million compared with $330.2 million for 2003, a decline of $75.3 million or 22.8%.

CEO Comments on Performance and Outlook

Wayland Hicks, chief executive officer said, “2004 was an important year for United Rentals. We surpassed $3 billion of revenues for the first time and our free cash flow of $385 million was the highest in our company’s history. Our intense efforts to improve rental rates resulted in a 7.5% rate improvement in 2004, our highest annual increase.

“Our revenue growth of 8.4% continues to outpace our primary end market, private non-residential construction, which recovered 4% in 2004 according to Department of Commerce data. This achievement reflects strong revenue growth of 12.4% in our general rentals segment, partially offset by continued weakness in our traffic control segment.

“Our 2005 outlook is for total revenues of $3.4 billion. This outlook assumes 11% revenue growth in the general rentals segment, partially offset by a continued decline in our traffic control segment. Growth in general rentals is expected to be driven by continuing our rate initiatives, targeted for at least a 5% increase in rental rates; expanding our rental fleet; the planned opening of 30 to 35 new locations; and increasing contractor supplies revenues 25%. Our outlook assumes continued modest growth in non-residential construction which, despite growth in 2004, is still about 20% below peak historical levels.

“We’ll finalize our results as soon as possible. However, it’s important to take the extra time needed to review matters related to the SEC inquiry. In the interim, we have provided selected unaudited financial data that highlights our progress over the past year.

“We continue to feel positive about industry fundamentals and the direction of our business. We remain focused on our goals of driving revenue growth, improving our margins and increasing our return on capital. We plan to achieve these goals primarily through strong organic growth and new branch openings.”

SEC Non-Public Fact-Finding Inquiry

As previously announced, the SEC is conducting a non-public fact-finding inquiry of the company. The company is cooperating with the SEC, continues to provide information to the SEC and has formed a special committee of independent directors with separate counsel to review matters relating to the SEC inquiry. The inquiry appears to relate to a broad range of the company’s accounting practices and does not seem to be confined to a specific time period.

Restatement of Financial Results for Prior Periods to Reduce Income Tax Expense and Other Items

During testing of the company’s internal controls, as required by Section 404 of the Sarbanes-Oxley Act, the company determined that the provision for income taxes was higher than required for periods prior to 2004. The company has not finally determined the impact this will have on specific periods, but estimates the correction of this will result in a decrease in the provision for income taxes for prior years by a total of approximately $25 million, with a corresponding increase in net income.

The company expects that it will restate its financial statements for the years 1999 through 2003 to correct the income tax provision. Accordingly, investors are cautioned not to rely on the company’s historical financial statements. For additional information, please refer to the company’s Current Report on Form 8-K filed with the SEC on March 14, 2005.

The company has determined that the control deficiencies that resulted in the income tax provision being higher than required represented a material weakness in the company’s internal controls over financial reporting at December 31, 2004. The company believes that it has taken adequate measures to remedy this weakness.

As previously reported, the company identified a material weakness in the third quarter partially relating to its self-insurance reserve estimation and evaluation process. The company is conducting additional testing of the process and reserve levels in 2004 and prior periods.

The company is also evaluating whether a material weakness exists relating to a deficiency in reconciling physical inventory quantities to accounting records for certain types of bulk rental equipment inventory, which had an unreconciled difference of approximately $4 million.

The company does not believe that any deficiency that has been identified, including the ones noted above, would adversely impact the 2004 outlook or the selected unaudited financial data provided in this press release. However, the company’s evaluation and testing of internal controls, including testing of any remediation of deficiencies, has not yet been completed. There can be no assurance as to the outcome of this testing or that additional material weaknesses will not be identified or adjustments required.

Additional Information Related to the Delay in Filing Form 10-K

The company anticipates obtaining a waiver from the lenders under its secured credit facility of certain defaults arising from the delay in filing its Form 10-K. However, there can be no assurance of this and, if the waiver is not obtained, the lenders may require immediate repayment of all outstanding borrowings. Furthermore, the requisite percentage of holders of various other securities issued by the company, or the trustee under the applicable indenture, could elect to declare an event of default based on the delay in filing the Form 10-K. In this event, if the company were unable to obtain a waiver or effect a cure within the applicable grace period, these holders or the trustee could accelerate the maturity of the debt. For additional information, please refer to the company’s Current Report on Form 8-K filed with the SEC on March 14, 2005.

Conference Call

United Rentals will hold a conference call with Wayland Hicks, chief executive officer, and John Milne, president and chief financial officer, today, Monday, March 14, at 11:00 am Eastern Time. The conference will be available live by audio webcast at www.unitedrentals.com, where it will be archived.

About United Rentals

United Rentals, Inc. is the largest equipment rental company in the world, with an integrated network of 730 rental locations in 47 states, ten Canadian provinces and Mexico. The company’s 12,700 employees serve construction and industrial customers, utilities, municipalities, homeowners and others. The company offers for rent over 600 different types of equipment with a total original cost of $3.7 billion. United Rentals is a member of the Standard & Poor’s MidCap 400 Index and the Russell 2000 Index® and is headquartered in Greenwich, Connecticut. Additional information about United Rentals is available at www.unitedrentals.com.

Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans,” “intends,” “projects,” “forecasts,” “may,” “will,” “should,” “on track” or “anticipates” or the negative thereof or comparable terminology, or by discussions of strategy or outlook. The company’s business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may materially differ from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) unfavorable economic and industry conditions can reduce demand and prices for the company’s products and services, (2) governmental funding for highway and other construction projects may not reach expected levels, (3) the company may not have access to capital that it may require, (4) any companies that United Rentals acquires could have undiscovered liabilities and may be difficult to integrate, (5) costs may increase more than anticipated, (6) the audit of the company’s 2004 results has not been completed and additional adjustments may be identified and, consequently, the 2004 data and outlook for 2004 results are subject to change, (7) the evaluation and testing of the company’s internal controls over financial reporting have not yet been completed and additional material weaknesses may be identified, (8) the company may incur significant expenses in connection with the SEC inquiry of the company and the class action lawsuits and derivative actions that were filed in light of the SEC inquiry, (9) there can be no assurance that the outcome of the SEC inquiry or internal review will not require changes in the company’s accounting policies and practices, restatement of financial statements, revisions of preliminary results or guidance, and/or otherwise be adverse to the company, and (10) anticipated consents or waivers from lenders may not be obtained or security holders may elect to declare an event of default under various indentures based on the delay in filing the Form 10-K. Certain of these risks and uncertainties, as well as others, are discussed in greater detail in the company’s filings with the SEC. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

# # #

Contact:

Chuck Wessendorf

VP, Investor Relations and

Corporate Communications

United Rentals, Inc.

(203) 618-7318

cwessendorf@ur.com

GAAP Reconciliation

We define “free cash flow” as (i) net cash provided by operating activities plus (ii) proceeds from sales of rental equipment and, during 2004 proceeds from the sale of real estate less (iii) aggregate expenditures for purchase of rental equipment and other property and equipment. Our free cash flow was $385.1 million and $145.7 million during 2004 and 2003, respectively. Free cash flow is presented to provide additional information concerning cash flow available to meet future debt service obligations and working capital requirements. However, free cash flow is not a measure of financial performance or liquidity under Generally Accepted Accounting Principles (“GAAP”). Accordingly, free cash flow should not be considered an alternative to net income or cash flow from operating activities as indicators of operating performance or liquidity. The table below provides a reconciliation between unaudited net cash provided by operating activities and free cash flow for the periods indicated (in millions):

	Year Ended
	2004	2003
Net cash provided by operating activities	$761.0	$342.3
Purchases of rental equipment	(577.2)	(335.9)
Purchases of property and equipment	(57.4)	(42.0)
Proceeds from sales of rental equipment	235.2	181.3
Proceeds from real estate sale-leaseback	23.5	—

Free cash flow	$385.1	$145.7